
November 8, 2023

D. Shawn Jordan
Chief Financial Officer
First Community Corporation
5455 Sunset Boulevard
Lexington, SC 29072

      Re: First Community Corporation
          Form 10-K for Fiscal Year Ended December 31, 2022
          Form 8-K filed October 18, 2023
          File No. 000-28344

Dear D. Shawn Jordan:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 8-K filed October 18, 2023

Exhibit 99.1

1. We note your presentation of the Non-GAAP measure for tangible common equity per common share excluding accumulated other comprehensive loss and tangible common equity to tangible assets excluding accumulated other comprehensive loss. Please address the following:
   - Revise your future filings to include a calculation and full reconciliation of this non-GAAP measure to GAAP financial information, quantifying each individual adjustment component to the numerator and denominator. In your response, provide us with a reconciliation for the period ended September 30, 2023.
   - Tell us and revise your disclosures, in future filings, to more fully explain what this measure represents and how it is used to analyze and evaluate financial condition and capital strength.
   - Tell us how you determined the adjustment to exclude accumulated other comprehensive income (loss) is appropriate, including your consideration of whether

        the adjustment relates to normal, recurring activities of the Company or if it results in individually tailored accounting. Refer to Question 100.04 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

- Tell us whether you will continue to present this measure and adjustment during periods where there is an accumulated other comprehensive gain rather than a loss, which would result in a reduction to these non-GAAP measures excluding AOCI. Refer to Question 100.03 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.
- Tell us whether you also add back the impact of AOCI to the denominator (total tangible assets) so that both the numerator and denominator would be calculated on a consistent basis, where applicable. To the extent that you do not, explain how you concluded it is appropriate.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Henderson at 202-551-3364 or Robert Klein at 202-551-3847 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance